UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KongZhong Corporation

(Name of Issuer)

Ordinary shares, par value $0.0000005 per share and

American Depositary Shares, each representing 40 ordinary shares

(Title of Class of Securities)

50047P104

(CUSIP Number)

April 13, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 50047P104

(1)	NAMES OF REPORTING PERSONS Wargaming Group Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER -0-
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER -0-
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
(12)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No.: 50047P104

(1)	NAMES OF REPORTING PERSONS Victor Kislyi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER -0-
(6) SHARED VOTING POWER -0-
(7) SOLE DISPOSITIVE POWER -0-
(8) SHARED DISPOSITIVE POWER -0-
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
(12)	TYPE OF REPORTING PERSON (see instructions) IN; HC

Item 1(a).	Name of Issuer

The name of the issuer is KongZhong Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at:

35/F, Tengda Plaza

No. 168 Xizhimenwai Street

Beijing, China 100044

Item 2(a).	Name of Person Filing

This Amendment No. 2 to Schedule 13G (this “Amendment No. 2”) is being jointly filed by Wargaming Group Limited (“Wargaming Limited”) and Mr. Victor Kislyi (each a “Reporting Person” and, together, the “Reporting Persons”), and amends the Schedule 13G (the “Original Schedule 13G”), filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2015, as subsequently amended by Amendment No. 1 (the “Amendment No. 1”) to the Original Schedule 13G, filed with the SEC on January 5, 2016. Wargaming Limited is a limited liability company registered and organized in Cyprus. Mr. Kislyi holds 51.25% of the outstanding interests of Wargaming Limited, with the remainder held by certain minority holders.

This Amendment No. 2 relates to (i) ordinary shares, par value $0.0000005 per share, of the Issuer (“Ordinary Shares”), (ii) American Depositary Shares, each of which represents 40 Ordinary Shares of the Issuer (“ADSs”), and (iii) warrants to purchase Ordinary Shares and their equivalent ADSs (the “Warrants” and, together with the Ordinary Shares and the ADSs, the “Securities”).

On April 13, 2017, upon consummation of the Agreement and Plan of Merger (the “Merger Agreement”), dated December 1, 2016, among the Issuer, Linkedsee Limited and Wiseman International Limited (the “Merger”), a wholly-owned subsidiary of Linkedsee Limited, as approved by the Issuer’s shareholders on March 20, 2017, all of the Securities beneficially owned by the Reporting Persons were cancelled in exchange for specified cash consideration pursuant to the terms of the Merger Agreement. In accordance with the terms of the Merger Agreement, the Reporting Persons surrendered all of their Securities shortly after consummation of the Merger and have received or expect to receive the applicable cash consideration from or on behalf of the Issuer.

As a result, as of the date hereof, each of the Reporting Persons is no longer the beneficial owner of any Securities of the Issuer, and this Amendment No. 2 is an exit filing for each of the Reporting Persons.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit 99.1 to the Original Schedule 13G, pursuant to which the Reporting Persons agreed to file the Original Schedule 13G and any amendments thereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is 105, Agion Omologiton Avenue, 1080 Nicosia, Cyprus.

Item 2(c).	Citizenship

Wargaming Limited is a limited liability company registered and organized in Cyprus. Mr. Kislyi is a citizen of Cyprus.

Item 2(d).	Title of Class of Securities

The information under Item 2(a) with respect to the Securities to which this Amendment No. 2 relates is incorporated herein by reference.

Item 2(e).	CUSIP No.

The CUSIP number of the Issuer is 50047P104.

Item 3.	Not applicable.

Item 4.	Ownership

Each Reporting Person:

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: May 5, 2017

WARGAMING GROUP LIMITED

By:	/s/ Nick Katselapov
Name:	Nick Katselapov
Title:	Director

VICTOR KISLYI

/s/ Victor Kislyi

[Signature Page to Schedule 13G/A Amendment No. 2]

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, previously filed with the SEC as Exhibit 99.1 to the Schedule 13G on December 17, 2015.